UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

Luxoft Holding, Inc (the “Company”) announced that it has completed the acquisition of INSYS Group, Inc., a New Jersey corporation (“Insys”). Insys is an IT consulting provider focusing on advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management.

On July 15, 2016, Luxoft USA, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Purchaser”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the shareholders of Insys (collectively, the “Sellers”).  This transaction closed on July 15, 2016.

Pursuant to the Purchase Agreement, Purchaser agreed, on the terms and subject to the conditions of the Purchase Agreement, to purchase from the Sellers all of the issued and outstanding shares of common stock of Insys for an initial payment of $37.9 million (after satisfaction of certain loans among some of the Sellers) at closing, with the remaining amount payable to the Sellers being subject to certain adjustments based on specified revenue and EBITDA targets to be achieved by Insys for the six-month period ending December 31, 2016 (“2H16”), and its 2017 and 2018 fiscal years (“2017” and “2018,” respectively). In the event that Insys achieves the specified targets for such periods, Purchaser has agreed to pay to the Sellers the maximum of  $2.5 million, $13.0  million and $18.0 million for 2H16, 2017 and 2018, respectively, if those targets are fully achieved and in all cases subject to specified adjustments (collectively, “Earnout Payments”). The Company has guaranteed the Purchaser’s obligations with respect to the Earnout Payments on the terms and subject to the conditions of the Purchase Agreement. Under the Purchase Agreement, certain managers of Insys are eligible for incentive payments under a management earnout participation plan (the “MEOP”).  The Purchase Agreement provides that the amount of Earnout Payments payable by the Company, if any, in 2H16, 2017 and 2018 will be reduced by the amount of incentive payments made to managers of Insys under the MEOP by a total of up to $7.0 million. The parties have agreed to customary indemnification for breach of representations, warranties or covenants made by the parties under the Purchase Agreement.

On July 18, 2016, the Company issued a press release titled “Luxoft Acquires INSYS Group, an IT Management and Technology Consulting Firm”. A copy of the press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: July 20, 2016	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 18, 2016 titled “Luxoft Acquires INSYS Group, an IT Management and Technology Consulting Firm.”